**PUBLIC POWER CORPORATION S.A.**
30, Chalkokondili Str.
10432 ATHENS
Greece





No/Date : F|D1:326|25-8-2009

**BY COURIER**

SUPPL

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

**Public Power Corporation S.A. – File No 82-34707**
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An Announcement

dlw 8/31

PUBLIC POWER CORPORATION S.A.

# ANNOUNCEMENT

The Board of Directors of PPC S.A. decided today, August 25th, 2009, to award the contract for the construction of the Megalopolis V CCGT Unit to the lowest bidder, the Consortium METKA S.A. – ETADE S.A.

The net capacity of the Unit is 811MW and the net efficiency is 56.9%.

The budget for the construction of the Unit is € 500,000,000 compared to the initially submitted bid of the lowest bidding consortium of € 543,000,000. Furthermore, the consortium awarded with the contract will not raise any claims in relation to a potential delay of up to 13 months in the start of the commercial operation of the Unit, due to non-availability of the 400KV Transmission Network and/or the natural gas pipeline.

The contract award is subject to the acceptance by the preferred bidder of the relevant Special Clause, which is included in today's BoD decision and will form part of the contract expected to be signed between the two parties within the next two months.

Athens 25-8-2009